                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                )
The AES Corporation             )                          File No. 70-9779
                                )


            Certificate Pursuant to Rule 24 and Release No. 35-27363
              Under the Public Utility Holding Company Act of 1935


          On March 23, 2001, the Securities and Exchange Commission ("SEC") issued an order, Release No. 35-27363 in File No. 70-9779 ("Exemption Order"), granting an exemption under Section 3(a) of the Public Utility Holding Company Act of 1935, as amended, to The AES Corporation ("AES") in relation to its proposed acquisition of IPALCO Enterprises, Inc. ("IPALCO"), which has a public-utility subsidiary company, Indianapolis Power & Light Company ("IPL"). The Exemption Order required AES to file certain certificates (as described in the Exemption Order) under Rule 24 within 60 days of the close of each calendar quarter for a period of two years beginning March 31, 2001 and every six months thereafter. A certificate complying with the Exemption Order is set forth below (as an attachment) for the period ending September 30, 2002. AES is separately filing a certificate in File No. 70-9465 as required by the Commission's order in Release No. 35-27063 in connection with the AES acquisition of CILCORP Inc. ("CILCORP"), which has a public-utility subsidiary company, Central Illinois Light Company ("CILCO").

                                   Respectfully submitted,


                                   /s/ EARLE H. O'DONNELL
                                   ---------------------------------
                                   Earle H. O'Donnell
                                   Andrew B. Young
                                   Hugh E. Hilliard

                                   Dewey Ballantine LLP
                                   1775 Pennsylvania Avenue, N.W.
                                   Washington, D.C. 20006


Dated: November 27, 2002

                               THE AES CORPORATION
             SEC FILING PURSUANT TO SECTION 3(a)(5) EXEMPTION ORDER
                        QUARTER ENDED SEPTEMBER 30, 2002

ITEM (1) PER EXEMPTION ORDER (STATEMENTS ATTACHED):

1) Pro Rata Statement of Income of The AES Corporation for the 12 months ended September 30, 2002

2)   Pro Rata Balance Sheet of The AES Corporation at September 30, 2002

3)   Statement of Income of IPALCO for the 12 months ended September 30, 2002

4)   Statement of Income of IPL for the 12 months ended September 30, 2002

5)   Consolidated Balance Sheet of IPALCO at September 30, 2002

6)   Consolidated Balance Sheet of IPL at September 30, 2002

7)   Statement of Income of CILCORP for the 12 months ended September 30, 2002

8)   Statement of Income of CILCO for the 12 months ended September 30, 2002

9)   Consolidated Balance Sheet of CILCORP at September 30, 2002

10)  Consolidated Balance Sheet of CILCO at September 30, 2002

THE AES CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS
                          (INCLUDES CILCORP AND IPALCO)
                 FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2002
                                  PRO RATA BASIS
                                   (UNAUDITED)

                                                                     TWELVE MONTHS
                                                                         ENDED
($ in millions)                                                        9/30/2002
-----------------------------------------------------------------------------------
REVENUES:
Sales and services                                                  $         8,640

OPERATING COSTS AND EXPENSES:
Cost of sales and services                                                    6,288
Selling, general and administrative expenses                                    115
                                                                    ---------------

TOTAL OPERATING COSTS AND EXPENSES                                            6,403
                                                                    ---------------

OPERATING INCOME                                                              2,237

OTHER INCOME AND (EXPENSE):
Interest expense, net                                                        (1,678)
Other expense                                                                  (175)
Loss on sale or write-down of investments                                      (116)
                                                                    ---------------

INCOME BEFORE INCOME TAXES                                                      268

Income tax provision                                                            108
                                                                    ---------------

INCOME FROM CONTINUING OPERATIONS                                               160

Loss from operations of discontinued components
 (net of income taxes)                                                         (513)
                                                                    ---------------

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
ACCOUNTING CHANGE                                                              (353)

Cumulative effect of accounting change
(net of income taxes)                                                          (346)
                                                                    ---------------

NET INCOME (LOSS)                                                   $          (699)
                                                                    ===============

THE AES CORPORATION

                    PRO RATA BASIS CONSOLIDATED BALANCE SHEET
                          (INCLUDES CILCORP AND IPALCO)

SEPTEMBER 30, 2002
($ in millions, unaudited)

ASSETS

CURRENT ASSETS
                Cash and cash equivalents                                          $        933
                Restricted cash                                                             371
                Short-term investments                                                      234
                Accounts receivable, net                                                  1,146
                Inventory                                                                   484
                Deferred income taxes                                                        22
                Prepaid expenses and other current assets                                 1,112
                Current assets of discontinued operations                                   296
                                                                                   ------------
                TOTAL CURRENT ASSETS                                                      4,598

PROPERTY, PLANT AND EQUIPMENT
                Land                                                                        589
                Electric generation and distribution assets                              21,089
                Accumulated depreciation and amortization                                (3,917)
                Construction in progress                                                  4,557
                                                                                   ------------
                PROPERTY, PLANT AND EQUIPMENT, NET                                       22,318

OTHER ASSETS
                Deferred financing costs,net                                                393
                Project development costs                                                    68
                Investments in and advances to affiliates                                 1,009
                Debt service reserves and other deposits                                    366
                Goodwill                                                                  1,806
                Long-term assets of discontinued operations                               2,066
                Other assets                                                              3,942
                                                                                   ------------
                TOTAL OTHER ASSETS                                                        9,650

                TOTAL                                                              $     36,566
                                                                                   ============

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
                Accounts payable                                                   $        952
                Accrued interest                                                            405
                Accrued and other liabilities                                             1,076
                Current liabilities of discontinued operations                              551
                Recourse debt--current portion                                            1,544
                Non-recourse debt--current portion                                        2,876
                                                                                   ------------
                TOTAL CURRENT LIABILITIES                                                 7,404

LONG-TERM LIABILITIES
                Non-recourse debt                                                        11,928
                Recourse debt                                                             4,180
                Deferred income taxes                                                     1,613
                Long-term liabilities of discontinued operations                          1,250
                Other long-term liabilities                                               5,760
                                                                                   ------------
                TOTAL LONG-TERM LIABILITIES                                              24,731

                Minority interest                                                           101

                Company-obligated convertible mandatorily redeemable
                preferred securities of subsidiary trusts holding solely
                junior subordinated debentures of AES                                       978

STOCKHOLDERS' EQUITY
                Common stock                                                                  5
                Additional paid-in capital                                                5,174
                Retained earnings                                                         2,582
                Accumulated other comprehensive loss                                     (4,409)
                                                                                   ------------
                TOTAL STOCKHOLDERS' EQUITY                                                3,352

                TOTAL                                                              $     36,566
                                                                                   ============

                                     IPALCO
                        STATEMENT OF CONSOLIDATED INCOME
                                   (UNAUDITED)

FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2002

OPERATING REVENUES:
Electric                                                                           $   809,953,349
Steam                                                                                            0
                                                                                   ---------------

Gross Operating Revenues                                                               809,953,349
                                                                                   ---------------

OPERATING EXPENSES AND TAXES:
Production - Fuel                                                                      169,700,830
Production - Other                                                                      73,911,017
Power Purchased                                                                         18,173,232
Purchased Steam                                                                                  0
                                                                                   ---------------

Total                                                                                  261,785,079
Transmission                                                                             6,409,151
Distribution - Electric                                                                 29,868,303
Customer and Distribution - Steam                                                              549
Customer Accounts                                                                       15,619,220
Customer Service and Informational                                                       3,866,911
Administrative and General                                                              53,488,835
                                                                                   ---------------

Total                                                                                  371,038,048
Depreciation                                                                           111,041,620
Amortization of Regulatory Deferrals                                                     1,054,475
Income Taxes - Net                                                                     101,050,408
Taxes Other than Income Taxes                                                           32,497,349
Disposition of Allowances - Net                                                         (4,893,841)
                                                                                   ---------------

Total Operating Expenses and Taxes                                                     611,788,059
                                                                                   ---------------

OPERATING INCOME                                                                       198,165,290
                                                                                   ---------------

OTHER INCOME AND DEDUCTIONS:
Allowance for Funds During Construction                                                  3,719,649
Carrying Charges on Regulatory Assets                                                        3,171
IPL Miscellaneous Income & Deductions-Net                                                2,247,326
IPL Income Taxes - Net                                                                   1,338,226
IPALCO Enterprises, Inc. - Parent Co.                                                  (30,451,965)
Mid-America Capital Resources, Inc.                                                      1,416,446
Mid-America Energy Resources, Inc.                                                        (105,904)
                                                                                   ---------------

Total Other Income and Deductions                                                      (21,833,051)
                                                                                   ---------------

TOTAL INCOME                                                                           176,332,239

INTEREST CHARGES:
Interest on Long-Term Debt                                                              40,334,280

Allowance for Funds During Const-Credit                                                 (1,738,256)
Deferred Return on Regulatory Assets                                                        (7,713)
Other Interest Charges                                                                     510,058
Amortization - Debt Discount & Expense                                                   2,199,908
                                                                                   ---------------
Preferred Stock Transactions                                                             3,213,312

                                                                                   ---------------
Total Interest and Other Charges-Net                                                    44,511,589

NET INCOME                                                                         $   131,820,650
                                                                                   ===============

                       INDIANAPOLIS POWER & LIGHT COMPANY
                               STATEMENT OF INCOME
                                   (UNAUDITED)

FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2002

OPERATING REVENUES:
Electric                                                                           $   809,953,349
Steam                                                                                            0
                                                                                   ---------------

Gross Operating Revenues                                                               809,953,349

OPERATING EXPENSES AND TAXES:
Production - Fuel                                                                      169,700,830
Production - Other                                                                      73,911,017
Power Purchased                                                                         18,173,232
Purchased Steam                                                                                  0
                                                                                   ---------------

Total                                                                                  261,785,079
Transmission                                                                             6,409,151
Distribution - Electric                                                                 29,868,303
Customer and Distribution - Steam                                                              549
Customer Accounts                                                                       15,619,220
Customer Service and Informational                                                       3,866,911
Administrative and General                                                              53,488,835
                                                                                   ---------------

Total                                                                                  371,038,048
Depreciation                                                                           111,041,620
Amortization of Regulatory Deferrals                                                     1,054,475
Income Taxes - Net                                                                     101,050,408
Taxes Other than Income Taxes                                                           32,497,349
Disposition of Allowances - Net                                                         (4,893,841)
                                                                                   ---------------

Total Operating Expenses and Taxes                                                     611,788,059
                                                                                   ---------------

OPERATING INCOME                                                                       198,165,290
                                                                                   ---------------

OTHER INCOME AND DEDUCTIONS:
Allowance for Other Funds During Construction                                            3,719,649
Carrying Charges on Regulatory Assets                                                        3,171
Miscellaneous Income and Deductions - Net                                                2,247,326
Income Taxes - Net                                                                       1,338,226
                                                                                   ---------------

Total Other Income and Deductions                                                        7,308,372
                                                                                   ---------------

TOTAL INCOME                                                                           205,473,662
                                                                                   ---------------

INTEREST CHARGES:
Interest on Long-Term Debt                                                              40,334,280

Allowance for Borrowed Funds Used During Const                                          (1,738,256)
Deferred Return on Regulatory Assets-Borrowed                                               (7,713)
Other Interest Charges                                                                     510,058
Amortization - Debt Discount & Expense                                                   2,199,908
                                                                                   ---------------

Total Interest and Other Charges-Net                                                    41,298,277
                                                                                   ---------------

INCOME BEFORE EXTRAORDINARY ITEMS
AND CUMULATIVE ACCOUNTING CHANGE                                                       164,175,385
Less Preferred Stock Transactions                                                        3,213,312
                                                                                   ---------------

INCOME APPLICABLE TO COMMON STOCK                                                  $   160,962,073
                                                                                   ===============

                    IPALCO ENTERPRISES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                                                    SEPTEMBER 30, 2002
                                                                                   --------------------
ASSETS
UTILITY PLANT:
  Utility plant in service                                                         $          3,095,536
  Less accumulated depreciation                                                               1,522,837
                                                                                   --------------------
     Utility plant in service - net                                                           1,572,699
  Construction work in progress                                                                 118,708
  Property held for future use                                                                   10,768
                                                                                   --------------------
     Utility plant - net                                                                      1,702,175
                                                                                   --------------------
OTHER ASSETS:
  Nonutility property - at cost, less accumulated depreciation                                    1,826
  Other investments                                                                              10,608
                                                                                   --------------------
     Other assets - net                                                                          12,434
                                                                                   --------------------
CURRENT ASSETS:
  Cash and cash equivalents                                                                       6,768
  Accounts receivable and unbilled revenue (less allowance
   for doubtful accounts of $1,236)                                                              51,888
  Fuel - at average cost                                                                         29,338
  Materials and supplies - at average cost                                                       46,694
  Net income tax refunds receivable                                                              38,654
  Prepayments and other current assets                                                            1,315
                                                                                   --------------------
     Total current assets                                                                       174,657
                                                                                   --------------------
DEFERRED DEBITS:
  Regulatory assets                                                                             132,099
  Miscellaneous                                                                                  22,035
                                                                                   --------------------
     Total deferred debits                                                                      154,134
                                                                                   --------------------
          TOTAL                                                                    $          2,043,400
                                                                                   ====================

CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common shareholder's equity:
    Premium on 4% cumulative preferred stock                                       $                649
    Retained earnings                                                                             7,032
    Accumulated other comprehensive loss                                                        (14,759)
                                                                                   --------------------
     Total common shareholder's equity (deficit)                                                 (7,078)
  Cumulative preferred stock of subsidiary                                                       59,135
  Long-term debt (less current maturities and
   sinking fund requirements)                                                                 1,371,981
                                                                                   --------------------
     Total Capitalization                                                                     1,424,038
                                                                                   --------------------
CURRENT LIABILITIES:
  Current maturities and sinking fund requirements                                                  300
  Accounts payable                                                                               32,800
  Accrued expenses                                                                               14,786
  Dividends payable                                                                                 894
  Accrued other taxes                                                                            16,891
  Accrued interest                                                                               32,937
  Other current liabilities                                                                      15,579
                                                                                   --------------------
     Total current liabilities                                                                  114,187
                                                                                   --------------------
DEFERRED CREDITS AND OTHER LONG-TERM LIABILITIES:
  Accumulated deferred income taxes - net                                                       338,802
  Unamortized investment tax credit                                                              31,615
  Accrued postretirement benefits                                                                 8,206
  Accrued pension benefits                                                                      117,461
  Miscellaneous                                                                                   9,091
                                                                                   --------------------
     Total deferred credits and other long-term liabilities                                     505,175
                                                                                   --------------------

COMMITMENTS AND CONTINGENCIES
          TOTAL                                                                    $          2,043,400
                                                                                   ====================

                       INDIANAPOLIS POWER & LIGHT COMPANY
                                 BALANCE SHEETS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                                                    SEPTEMBER 30, 2002
                                                                                   --------------------
ASSETS
UTILITY PLANT:
  Utility plant in service                                                         $          3,095,536
  Less accumulated depreciation                                                               1,522,837
                                                                                   --------------------
     Utility plant in service - net                                                           1,572,699
  Construction work in progress                                                                 118,708
  Property held for future use                                                                   10,768
                                                                                   --------------------
     Utility plant - net                                                                      1,702,175
                                                                                   --------------------
OTHER PROPERTY -
  At cost, less accumulated depreciation                                                          5,305
CURRENT ASSETS:
  Cash and cash equivalents                                                                       3,907
  Accounts receivable and unbilled revenue (less allowances
   for doubtful accounts of $1,207)                                                              51,793
  Receivable due from Parent                                                                         27
  Fuel - at average cost                                                                         29,338
  Materials and supplies - at average cost                                                       46,699
  Net income tax refunds receivable                                                              31,056
  Prepayments and other current assets                                                            1,355
                                                                                   --------------------
     Total current assets                                                                       164,175
                                                                                   --------------------
DEFERRED DEBITS:
  Regulatory assets                                                                             132,099
  Miscellaneous                                                                                  13,187
                                                                                   --------------------
     Total deferred debits                                                                      145,286
                                                                                   --------------------
          TOTAL                                                                    $          2,016,941
                                                                                   ====================

CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
  Common shareholder's equity:
    Common stock                                                                   $            324,537
    Premium and net gain on preferred stock                                                       2,642
    Retained earnings                                                                           426,470
    Accumulated other comprehensive loss                                                        (14,755)
                                                                                   --------------------
     Total common shareholder's equity                                                          738,894
  Cumulative preferred stock                                                                     59,135
  Long-term debt (less current maturities
   and sinking fund requirements)                                                               621,981
                                                                                   --------------------
     Total capitalization                                                                     1,420,010
                                                                                   --------------------
CURRENT LIABILITIES:
  Accounts payable                                                                               31,990
  Accrued expenses                                                                               14,931
  Dividends payable                                                                                 805
  Accrued other taxes                                                                            16,889
  Accrued interest                                                                               11,653
  Other current liabilities                                                                      15,579
                                                                                   --------------------
     Total current liabilities                                                                   91,847
                                                                                   --------------------
DEFERRED CREDITS AND OTHER LONG-TERM LIABILITIES:
  Accumulated deferred income taxes - net                                                       338,747
  Unamortized investment tax credit                                                              31,615
  Accrued postretirement benefits                                                                 8,206
  Accrued pension benefits                                                                      117,427
  Miscellaneous                                                                                   9,089
                                                                                   --------------------
     Total deferred credits and other long-term liabilities                                     505,084
                                                                                   --------------------

COMMITMENTS AND CONTINGENCIES
          TOTAL                                                                    $          2,016,941
                                                                                   ====================

                              CILCORP CONSOLIDATED
                                INCOME STATEMENT
                                   (UNAUDITED)

TWELVE MONTHS ENDED 9/30/2002

                                                                   (IN THOUSANDS)
REVENUE:
CILCO ELECTRIC                                                     $     391,668
CILCO GAS                                                                191,899
CILCO OTHER                                                              111,940
OTHER BUSINESSES                                                          54,959
                                                                   -------------
     TOTAL                                                               750,466
                                                                   -------------

OPERATING EXPENSES:
COST OF FUEL AND PURCHASED POWER                                         210,580
GAS PURCHASED FOR RESALE                                                 159,120
OTHER OPERATIONS AND MAINTENANCE                                         126,974
DEPRECIATION AND AMORTIZATION                                             75,962
TAXES, OTHER THAN INCOME TAXES                                            39,390
                                                                   -------------
     TOTAL                                                               612,026
                                                                   -------------

FIXED CHARGES AND OTHER:
INTEREST EXPENSE                                                          66,359
PREFERRED STOCK DIVIDENDS OF SUBSIDIARY                                    2,159
ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION                                (991)
OTHER                                                                      1,018
                                                                   -------------
     TOTAL                                                                68,545
                                                                   -------------

INCOME FROM CONTINUING OPERATIONS BEFORE
  INCOME TAXES                                                            69,895
INCOME TAXES                                                              25,265
                                                                   -------------
INCOME FROM CONTINUING OPERATIONS                                         44,630

LOSS FROM OPERATIONS OF DISCONTINUED
  BUSINESS, NET OF TAXES                                                    (118)
                                                                   -------------

  NET INCOME                                                       $      44,512
                                                                   =============

                         CENTRAL ILLINOIS LIGHT COMPANY
                        CONSOLIDATED STATEMENT OF INCOME
                                   (UNAUDITED)

TWELVE MONTHS ENDED SEPTEMBER 30, 2002

                                                                   (In Thousands)
Operating Revenues:
Electric                                                           $     391,668
Gas                                                                      191,899
                                                                   -------------
     Total Operating Revenues                                            583,567
                                                                   -------------

Operating Expenses:
Cost of Fuel                                                             131,233
Cost of Gas                                                              112,071
Purchased Power                                                           49,817
Other Operation & Maintenance Expenses                                   120,319
Depreciation and Amortization                                             70,685
Income Taxes                                                              14,797
Other Taxes                                                               39,124
                                                                   -------------
     Total Operating Expenses                                           538,046
                                                                   -------------

Operating Income                                                          45,521

Other Income and Deductions
Cost of Equity Funds Capitalized                                              14
CILCO Owned Life Insurance                                                (1,018)
Other, Net                                                                13,475
                                                                   -------------
     Total other income and (deductions)                                  12,471
                                                                   -------------

Interest Expenses:
Interest on Long-Term Debt                                                18,268
Cost of Borrowed Funds Capitalized                                          (977)
Other                                                                      3,930
                                                                   -------------
     Total interest expense                                               21,221
                                                                   -------------

Net (loss) Income Before Preferred Dividends                              36,771
                                                                   -------------

Preferred Stock Dividends                                                  2,159
                                                                   -------------

Net Income Available for Common Stock                              $      34,612
                                                                   =============

                          CILCORP INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

As of September 30, 2002

                                                                   (In Thousands)
ASSETS

Current Assets:
Cash and Temporary Cash Investments                                $      56,760
Receivables, Less Allowance for
 Uncollectible Accounts of $2,067 and $1,800                              58,591
Accrued Unbilled Revenue                                                  24,587
Fuel, at Average Cost                                                     13,896
Materials and Supplies, at Average Cost                                   18,130
Gas in Underground Storage, at Average Cost                               27,128
FAC Underrecoveries                                                        1,255
PGA Underrecoveries                                                        2,379
Prepayments and Other                                                     15,646
                                                                   -------------
  Total Current Assets                                                   218,372
                                                                   -------------
Investments and Other Property:
Investment in Leveraged Leases                                           134,257
Other Investments                                                         17,424
                                                                   -------------
  Total Investments and Other Property                                   151,681
                                                                   -------------
Property, Plant and Equipment:
Utility Plant, at Original Cost
  Electric                                                               728,738
  Gas                                                                    240,250
                                                                   -------------

                                                                         968,988
Less-Accumulated Provision for Depreciation                              170,534
                                                                   -------------

                                                                         798,454
Construction Work in Progress                                            102,288
Other, Net of Depreciation                                                    22
                                                                   -------------

  Total Property, Plant and Equipment                                    900,764
                                                                   -------------

Other Assets:
Goodwill, Net of Accumulated Amortization
 of $33,753                                                              579,211
Other                                                                     27,578
                                                                   -------------
  Total Other Assets                                                     606,789
                                                                   -------------

  Total Assets                                                     $   1,877,606
                                                                   =============

                          CILCORP INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

As of September 30, 2002

                                                                   (In Thousands)
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Current Portion of Long-Term Debt                                  $      26,750
Notes Payable                                                                 --
Accounts Payable                                                          60,697
Accrued Taxes                                                             23,022
Accrued Interest                                                          25,206
Other                                                                      5,191
                                                                   -------------

  Total Current Liabilities                                              140,866
                                                                   -------------

Long-Term Debt                                                           791,016
                                                                   -------------

Deferred Credits and Other Liabilities:
Deferred Income Taxes                                                    213,660
Regulatory Liability of Regulated Subsidiary                              34,418
Deferred Investment Tax Credit                                            13,357
Other                                                                     93,632
                                                                   -------------

  Total Deferred Credits and Other Liabilities                           355,067
                                                                   -------------

Preferred Stock of Subsidiary Without
 Mandatory Redemption                                                     19,120
Preferred Stock of Subsidiary With
 Mandatory Redemption                                                     22,000
                                                                   -------------

Total Preferred Stock of Subsidiary                                       41,120
                                                                   -------------

Stockholders' Equity:
Common Stock, No Par Value; Authorized 10,000
 Outstanding 1,000                                                            --
Additional Paid-in Capital                                               518,833
Retained Earnings                                                         39,100
Accumulated Other Comprehensive Loss                                      (8,396)
                                                                   -------------

  Total Stockholders' Equity                                             549,537
                                                                   -------------

  Total Liabilities and Stockholders' Equity                       $  1,877,606
                                                                   =============

                         CENTRAL ILLINOIS LIGHT COMPANY
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

As of September 30, 2002

                                                                   (In Thousands)
ASSETS

Utility Plant, At Original Cost:
  Electric                                                         $   1,338,112
  Gas                                                                    464,137
                                                                   -------------

                                                                       1,802,249
  Less-Accumulated Provision for Depreciation                          1,028,012
                                                                   -------------

                                                                         774,237
Construction Work in Progress                                            102,288
                                                                   -------------
   Total Utility Plant                                                   876,525
                                                                   -------------

Other Property and Investments:
Cash Surrender Value of Company-owned Life
 Insurance (Net of Related Policy Loans of
 $69,523 and $65,314)                                                      3,442
Other                                                                      1,050
                                                                   -------------
   Total Other Property and Investments                                    4,492
                                                                   -------------

Current Assets:
Cash and Temporary Cash Investments                                       40,348
Receivables, Less Allowance for
 Uncollectible Accounts of $2,067 and $1,800                              57,477
Accrued Unbilled Revenue                                                  22,291
Fuel, at Average Cost                                                     13,896
Materials and Supplies, at Average Cost                                   16,752
Gas in Underground Storage, at Average Cost                               27,128
Prepaid Taxes                                                              9,583
FAC Underrecoveries                                                        1,255
PGA Underrecoveries                                                        2,379
Other                                                                     15,605
                                                                   -------------
   Total Current Assets                                                  206,714
                                                                   -------------
Deferred Debits:
Unamortized Loss on Reacquired Debt                                        2,266
Unamortized Debt Expense                                                   1,668
Intangible Pension Asset                                                     168
Other                                                                     10,934
                                                                   -------------
   Total Deferred Debits                                                  15,036
                                                                   -------------
Total Assets                                                       $   1,102,767
                                                                   =============

                         CENTRAL ILLINOIS LIGHT COMPANY
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

As of September 30, 2002

                                                                   (In Thousands)
CAPITALIZATION AND LIABILITIES
Capitalization:
Common Stockholders' Equity:
 Common Stock, No Par Value; Authorized
  20,000,000 Shares; Outstanding
  13,563,871 Shares                                                $     185,661
 Additional Paid-in Capital                                               52,000
 Retained Earnings                                                       125,400
 Accumulated Other Comprehensive Loss                                       (175)
                                                                   -------------

   Total Common Stockholders' Equity                                     362,886

Preferred Stock Without Mandatory Redemption                              19,120
Preferred Stock With Mandatory Redemption                                 22,000
Long-term Debt                                                           316,017
                                                                   -------------
   Total Capitalization                                                  720,023
                                                                   -------------

Current Liabilities:
Current Maturities of Long-Term Debt                                      26,750
Notes Payable                                                                 --
Accounts Payable                                                          55,828
Accrued Taxes                                                             42,805
Accrued Interest                                                           5,177
Other                                                                      5,191
                                                                   -------------
   Total Current Liabilities                                             135,751
                                                                   -------------
Deferred Liabilities and Credits:
Accumulated Deferred Income Taxes                                        103,396
Regulatory Liability                                                      34,418
Investment Tax Credits                                                    13,357
Other                                                                     95,822
                                                                   -------------

   Total Deferred Liabilities and Credits                                246,993
                                                                   -------------

Total Capitalization and Liabilities                               $  1,102,767
                                                                   =============

ITEM (2) PER EXEMPTION ORDER (INCOME STATEMENT AMOUNTS ARE 12 MONTHS ENDED):

                         CILCO AND IPL CONTRIBUTIONS TO
                 AES/CILCORP/IPALCO CONSOLIDATED HOLDING COMPANY
                         (PRO RATA CONSOLIDATION BASIS)(1)
                                      ($MM)

                                                12 MOS. ENDED 9/30/01      12 MOS. ENDED 9/30/02(2)
   ------------------------------------------------------------------------------------------------
   GROSS REVENUES(3)                                            16.24%                     16.04%
   CILCO                                                          813                        696
   CILCORP (excluding CILCO)                                       59                         54
   IPL                                                            853                        810
   IPALCO (excluding IPL)                                           4                          0
   AES (excluding CILCORP and IPALCO)                           8,532                      7,830
   AES/CILCORP/IPALCO                                          10,261                      9,390

   OPERATING INCOME                                             12.84%                     15.96%
   CILCO                                                           83                         80
   CILCORP (excluding CILCO)                                       24                         58
   IPL                                                            229                        299
   IPALCO (excluding IPL)                                           0                          -
   AES (excluding CILCORP and IPALCO)                           2,093                      1,938
   AES/CILCORP/IPALCO                                           2,429                      2,375

   NET INCOME                                                   18.61%                     36.64%
   CILCO                                                           34                         35
   CILCORP (excluding CILCO)                                      (22)                        10
   IPL                                                             49                        161
   IPALCO (excluding IPL)                                           4                        (29)
   AES (excluding CILCORP and IPALCO)                             381                        358
   AES/CILCORP/IPALCO                                             446                        535

   NET ASSETS                                                    7.82%                      8.53%
   CILCO                                                        1,070                      1,103
   CILCORP (excluding CILCO)                                      788                        775
   IPL                                                          1,911                      2,017
   IPALCO (excluding IPL)                                          57                         26
   AES (excluding CILCORP and IPALCO)                          34,309                     32,645
   AES/CILCORP/IPALCO                                          38,135                     36,566

----------
(1) This schedule presents on a proforma basis, the results of operations of AES excluding the following items: (1) Mark to market effect of FAS No. 133. (For the 12-month period ending September 30, 2002, the net mark to market gain from FAS No. 133 was $83 million.); (2) Loss on sale or write-down of investments. (In the second quarter of 2002, AES recorded an impairment charge of $40 million on an equity method of investment in a telecommunications company in Latin America, and a loss on the sale of an equity method investment in a telecommunications company in Latin America of approximately $14 million. In the first quarter of 2002, a subsidiary of AES sold an available-for-sale security resulting in gross proceeds of $92 million. The realized loss on the sale was $50 million. Approximately $48 million of the loss related to recognition of previously unrealized losses which had been recorded in other comprehensive income.); (3) Foreign currency transaction losses. (Foreign currency transaction losses due to devaluation in Brazilian Real and devaluation in the Argentina Peso offset by foreign transaction gains in Venezuelan Bolivar. The net foreign currency transaction loss is approximately $284 million.); (4) Discontinued operations. (The schedule excludes net loss of discontinued operations of $513 million consisting mainly of Termocandelaria, IB Valley, Power Direct, telecommunications businesses in Brazil and US, Fifoots, Eletronet, Cilcorp, NewEnergy and Medina Valley.); (5) Accounting change. (In April 2002, AES adopted Derivative Implementation Group (DIG) Issue C-15 which established specific guidelines for certain contracts to be considered normal purchases and normal sales contracts. This resulted in a cumulative effect of an accounting change increase to $127 million, net of income tax effects. On January 1, 2002, AES adopted SFAS No. 142, "Goodwill and Other Intangible Assets" which establishes accounting and reporting standards for goodwill and other intangible assets. The adoption of SFAS No. 142 resulted in a cumulative reduction to income of $473 million, net of income tax effects.); (6) Provision for regulatory decision in Brazil. (AES has recorded the retroactive regulatory decision by the Brazilian regulator depriving AES Sul of amounts the company believes it was entitled to receive as a reduction in revenue.) If the excluded amounts are taken into account, certain CILCO and IPL contributions to AES/CILCORP/IPALCO on a consolidated basis would be different as follows:
(28.04%) to Net Income.

(2) For purposes of comparison with the prior period, the CILCORP and CILCO data for gross revenues and operating income were added to AES consolidated data to arrive at AES/IPALCO amounts.

(3) Gross business revenues (utility and non-utility) of IPALCO and CILCO combined as a percentage of total gross business revenues (including IPALCO/IPL and CILCORP/CILCO, utility and non-utility) of AES.

                              IPL CONTRIBUTIONS TO
                     AES/IPALCO CONSOLIDATED HOLDING COMPANY
                         (PRO RATA CONSOLIDATION BASIS)(1)
                                      ($MM)

                                                       12 MOS. ENDED 9/30/01      12 MOS. ENDED 9/30/02(2)
   -------------------------------------------------------------------------------------------------------
   GROSS REVENUES(3)                                                    8.80%                      9.04%
   IPL                                                                   853                        810
   IPALCO (excluding IPL)                                                  4                          -
   AES (excluding CILCO jurisdictional activities)                     8,836                      8,153
   AES/IPALCO                                                          9,693                      8,963

   OPERATING INCOME                                                     9.67%                     12.82%
   IPL                                                                   229                        299
   IPALCO (excluding IPL)                                                  0                          -
   AES (excluding CILCO jurisdictional activities)                     2,139                      2,034
   AES/IPALCO                                                          2,368                      2,333

   NET INCOME                                                          11.95%                     31.51%
   IPL                                                                    49                        161
   IPALCO (excluding IPL)                                                  4                        (29)
   AES (excluding CILCO jurisdictional activities)                       357                        379
   AES/IPALCO                                                            410                        511

   NET ASSETS                                                           5.11%                      5.64%
   IPL                                                                 1,911                      2,017
   IPALCO (excluding IPL)                                                 57                         26
   AES (excluding CILCO jurisdictional activities)                    35,401                     33,733
   AES/IPALCO                                                         37,369                     35,776

----------
(1) This schedule presents on a proforma basis, the results of operations of AES excluding the following items: (1) Mark to market effect of FAS No. 133. (For the 12 month period ending September 30, 2002, the net mark to market gain from FAS No. 133 was $83 million.); (2) Loss on sale or write-down of investments. (In the second quarter of 2002, AES recorded an impairment charge of $40 million on an equity method of investment in a telecommunications company in Latin America, and a loss on the sale of an equity method investment in a telecommunications company in Latin America of approximately $14 million. In the first quarter of 2002, a subsidiary of AES sold an available-for-sale security resulting in gross proceeds of $92 million. The realized loss on the sale was $50 million. Approximately $48 million of the loss related to recognition of previously unrealized losses which had been recorded in other comprehensive income.); (3) Foreign currency transaction losses. (Foreign currency transaction losses due to devaluation in Brazilian Real and devaluation in the Argentina Peso offset by foreign transaction gains in Venezuelan Bolivar. The net foreign currency transaction loss is approximately $284 million.); (4) Discontinued operations. (The schedule excludes net loss of discontinued operations of $513 million consisting mainly of Termocandelaria, IB Valley, Power Direct, telecommunications businesses in Brazil and US, Fifoots, Eletronet, Cilcorp, NewEnergy and Medina Valley.); (5) Accounting change. (In April 2002, AES adopted Derivative Implementation Group (DIG) Issue C-15 which established specific guidelines for certain contracts to be considered normal purchases and normal sales contracts. This resulted in a cumulative effect of an accounting change increase to $127 million, net of income tax effects. On January 1, 2002, AES adopted SFAS No. 142, "Goodwill and Other Intangible Assets" which establishes accounting and reporting standards for goodwill and other intangible assets. The adoption of SFAS No. 142 resulted in a cumulative reduction to income of $473 million, net of income tax effects.); (6) Provision for regulatory decision in Brazil. (AES has recorded the retroactive regulatory decision by the Brazilian regulator depriving AES Sul of amounts the company believes it was entitled to receive as a reduction in revenue.) If the excluded amounts are taken into account, certain IPL contributions to AES/IPALCO on a consolidated basis would be different as follows: (22.27%) to Net Income.

(2) For purposes of comparison with the prior period, the CILCO data for gross revenues and operating income were added to AES consolidated data to arrive at AES/IPALCO amounts.

(3) Gross business revenues (utility and non-utility) of IPL as a percentage of total gross business revenues (including IPALCO/IPL utility and non-utility) of AES.

ITEM (3) PER EXEMPTION ORDER - GENERATION INFORMATION:

AES Generating Plants in Operation at September 30, 2002 (excluding CILCORP and IPALCO):

                                                                        AES        AES
                                                           CAPACITY   INTEREST    EQUITY     REGULATORY
  UNIT                                         COUNTRY       (MW)        (%)       (MW)        STATUS
                                               -------     --------   --------    ------     ----------
  AES Deepwater                                  USA            143        100       143         QF
  AES Beaver Valley                              USA            125        100       125         QF
  AES Placerita                                  USA            120        100       120         QF
  AES Thames                                     USA            181        100       181         QF
  AES Shady Point                                USA            320        100       320         QF
  AES Hawaii                                     USA            180        100       180         QF
  AES Warrior Run                                USA            180        100       180         QF
  AES Somerset                                   USA            675        100       675        EWG
  AES Cayuga                                     USA            306        100       306        EWG
  AES Greenidge                                  USA            161        100       161        EWG
  AES Westover                                   USA            126        100       126        EWG
  AES Alamitos                                   USA          2,083        100     2,083        EWG
  AES Redondo Beach                              USA          1,310        100     1,310        EWG
  AES Huntington Beach                           USA            563        100       563        EWG
  AES Hemphill                                   USA             14         70        10         QF
  AES Mendota                                    USA             25        100        25         QF
  AES Delano                                     USA             50        100        50         QF
  AES Mountainview                               USA            126        100       126        EWG
  AES Medina Valley (sale pending)               USA             47        100        47        EWG
  AES Ironwood                                   USA            705        100       705        EWG
  AES Red Oak                                    USA            832        100       832        EWG
  AES Riverside*                                 USA            154        100       154        EWG
  DOMESTIC SUBTOTAL:                                          8,426                8,422

*        Currently in discontinued operations status.

                                                                      AES        AES
                                                         CAPACITY   INTEREST    EQUITY     REGULATORY
UNIT                                       COUNTRY         (MW)        (%)       (MW)        STATUS
                                         -----------     --------   --------    ------     ----------
AES Kingston                               Canada             110         50        55         EWG
AES San Nicholas                          Argentina           650         69       449         EWG
AES Cabra Corral                          Argentina           102         98       100        FUCO
AES El Tunal                              Argentina            10         98        10        FUCO
AES Sarmiento                             Argentina            33         98        32        FUCO
AES Ullum                                 Argentina            45         98        44        FUCO
AES Quebrada                              Argentina            45        100        45        FUCO

AES Alicura                               Argentina         1,000        100     1,000        FUCO
CEMIG - Miranda                            Brazil             390          9        35        FUCO
CEMIG - Igarapava                          Brazil             210          1         2        FUCO
CEMIG (35 plants)                          Brazil           5,068          9       456        FUCO
AES Bayano                                 Panama             236         49       116        FUCO
AES Panama                                 Panama              42         49        21        FUCO
AES Chiriqui - La Estrella                 Panama              42         49        21        FUCO
AES Chiriqui - Los Valles                  Panama              48         49        24        FUCO
AES Los Mina                              Dom. Rep.           210        100       210         EWG
AES Yarra                                 Australia           510        100       510        FUCO
AES Jeeralang                             Australia           449        100       449        FUCO
AES Mt. Stuart                            Australia           288        100       288        FUCO
AES Xiangci - Cili                          China              26         51        13        FUCO
Wuhu                                        China             250         25        63        FUCO
Chengdu Lotus City                          China              48         35        17        FUCO
AES Jiaozuo                                 China             250         70       175        FUCO
AES Hefei                                   China             115         70        81        FUCO
AES Chongqing Nanchuan                      China              50         70        35        FUCO
Yangcheng                                   China           2,100         25       525        FUCO
AES Ekibastuz                            Kazakhstan         4,000        100     4,000        FUCO
AES Ust-Kamenogorsk GES                  Kazakhstan           331        100       331        FUCO
AES Shulbinsk GES                        Kazakhstan           702        100       702        FUCO
AES Ust-Kamenogorsk TETS                 Kazakhstan         1,464        100     1,464        FUCO
AES Leninogorsk TETS                     Kazakhstan           418        100       418        FUCO
AES Sogrinsk TETS                        Kazakhstan           349        100       349        FUCO
AES Semipalatinsk TETS                   Kazakhstan           840        100       840        FUCO
AES Ust-Kamenogorsk Heat Nets            Kazakhstan           310     Managt         0        FUCO
OPGC                                        India             420         49       206        FUCO
AES Lal Pir                               Pakistan            351         90       316        FUCO
AES PakGen                                Pakistan            344         90       310        FUCO
AES Borsod                                 Hungary            171        100       171        FUCO
AES Tisza II                               Hungary            860        100       860        FUCO
AES Tiszapalkonya                          Hungary            250        100       250        FUCO
AES Elsta                                Netherlands          405         50       203        FUCO
Medway                                      U.K.              688         25       172        FUCO
AES Indian Queens                           U.K.              140        100       140         EWG
AES Kilroot                                 U.K.              520         92       479        FUCO
AES Barry                                   U.K.              230        100       230        FUCO
AES Drax                                    U.K.            4,065        100     4,065        FUCO
AES Uruguaiana                             Brazil             600        100       600        FUCO
AES Tiete (10 plants)                      Brazil           2,650         53     1,405        FUCO
AES EDC                                   Venezuela         2,265         87     1,971        FUCO
AES Merida III                             Mexico             484         55       266        FUCO
AES Mtkvari                                Georgia            600        100       600        FUCO
AES Khrami I                               Georgia            113     Managt         0        FUCO
AES Khrami II                              Georgia            110     Managt         0        FUCO
AES Ottana                                  Italy             140        100       140        FUCO
AES Mammonal                              Columbia             90         62        56        FUCO
AES Chivor                                Columbia          1,000         96       960        FUCO
AES Gener-Electrica de Santiago             Chile             379         89       337        FUCO
AES Gener-Energia Verde                     Chile              39         99        39        FUCO
AES Gener-Guacolda                          Chile             304         49       149        FUCO

AES Gener-Norgener                          Chile             277         99       274        FUCO

Itabo (pending sale)                      Dom. Rep.           587         24       141        FUCO
AES Bohemia                              Czech Rep.            50         83        42        FUCO
AES SONEL                                 Cameroon            800         51       408        FUCO
Central Dique                             Argentina            68         51        35        FUCO
AES Termoandes                            Argentina           643         99       637        FUCO
AES Parana                                Argentina           845         67       566        FUCO
AES Kelvin                               Rep. South           600         95       570        FUCO
                                           Africa
Ebute                                      Nigeria            290         95       276        FUCO
AES Gener - Cordillera                      Chile             245         99       243        FUCO
AES Gener - Costa                           Chile             512         99       507        FUCO
AES Haripur                              Bangladesh           360        100       360        FUCO

FOREIGN SUBTOTAL:                                          43,236               30,864

TOTAL - September 30, 2002                                 51,662               39,286
Foreign Generation as a Percentage of Total:                   84%                  79%

CILCORP Generating Plants at September 30, 2002:

                                                                      AES        AES
                                                         CAPACITY   INTEREST    EQUITY     REGULATORY
     UNIT                                  COUNTRY         (MW)        (%)       (MW)        STATUS
                                         -----------     --------   --------    ------     ----------
     Edwards (3 units)                        USA             740        100       740       IL PUC
     Duck Creek                               USA             366        100       366       IL PUC
     Indian Trails                            USA              10        100        10       IL PUC
     Sterling Avenue                          USA              30        100        30       IL PUC
     Hallock Power Modules                    USA              13        100        13       IL PUC
     Kickapoo Power Modules                   USA              13        100        13       IL PUC
     TOTAL - September 30, 2002                             1,172                1,172

IPALCO Generating Plants at September 30, 2002:

                                                                      AES        AES
                                                         CAPACITY   INTEREST    EQUITY     REGULATORY
         UNIT                              COUNTRY         (MW)        (%)       (MW)        STATUS
                                         -----------     --------   --------    ------     ----------
   Petersburg                                 USA           1,873        100     1,873       IN PUC
   H.T. Pritchard                             USA             393        100       393       IN PUC
   E.W. Stout                                 USA           1,017        100     1,017       IN PUC
   Georgetown                                 USA              80        100        80       IN PUC
   TOTAL - September 30, 2002                               3,363                3,363

Revenues from electric generation capacity - 12 months ended September 30, 2002 (millions of dollars):

      IPALCO                                                           567            13%
      CILCORP                                                          157             4%
      AES (excluding CILCORP and IPALCO)                             3,664            83%
                                                                     -----           ---
      Total                                                          4,388           100%

IPALCO's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. CILCORP's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES generation revenues are derived from the total generation revenues earned by AES subsidiaries times the percentage ownership interest of AES in those subsidiaries.

There has been no change in the amount of generation capacity owned by CILCORP or IPALCO and a 290 MW decrease in the amount of generation capacity owned by AES (excluding CILCORP and IPALCO) from 39,576 to 39,286 MW since June 30, 2002. There has been a less than 1% increase in the total revenues earned from the capacity owned by AES, IPALCO and CILCORP in the 12-month period ended September 30, 2002 compared with the 12-month period ended June 30, 2002. The percentage of the total revenues derived from the generation capacity owned by CILCORP has remained the same at 4%. The percentage of the total revenues derived from the generation capacity owned by IPALCO has remained the same at 13%.

The only country in which there was a net increase in AES' MW capacity since June 30, 2002 was the United States.

ITEM (4) PER EXEMPTION ORDER -   ELECTRIC TRANSMISSION AND DISTRIBUTION AND GAS
                                 DISTRIBUTION:

Electric transmission and distribution and gas distribution assets owned as of September 30, 2002 (millions of dollars):

         IPALCO                                                    1,038
         CILCORP                                                     790
         Total AES (excluding CILCORP and IPALCO)                  5,245
                                                                   -----
         Total                                                     7,073

Electric transmission and distribution and gas distribution revenues for 12 months ending September 30, 2002 (millions of dollars):

         IPALCO                                                      243
         CILCORP                                                     427
         Total AES (excluding CILCORP and IPALCO)                  4,167
                                                                   -----
         Total                                                     4,837

IPALCO's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. CILCORP's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES transmission and distribution revenues are derived from the total revenues earned by AES transmission and distribution subsidiaries by multiplying these revenues by the percentage ownership interest of AES in those subsidiaries.

The total transmission and distribution assets owned by AES, CILCORP and IPALCO have decreased since June 30, 2002. CILCORP's transmission and distribution assets have decreased slightly while the revenues derived from such assets have increased slightly since June 30, 2002. IPALCO's transmission and distribution assets have increased slightly while the revenues derived from such assets have increased slightly since June 30, 2002. AES' transmission and distribution assets have decreased and the revenues derived from such assets have decreased since June 30, 2002. CILCORP's percentage of the total transmission and distribution assets has increased from 10% to 11%, and CILCORP's percentage of the total revenues from such assets has increased from 8% to 9% for the 12-month period ending September 30, 2002 compared to the 12-month period ending June 30, 2002. IPALCO's percentage of the total transmission and distribution assets has increased from 13% to 15%, and IPALCO's percentage of the total revenues from such assets has remained the same at 5% for the 12-month period ending September 30, 2002 compared to the 12-month period ending June 30, 2002.

ITEM (5) PER EXEMPTION ORDER:

Neither CILCO nor IPL has sold or transferred any electric and/or gas utility assets to any affiliate company of the AES consolidated holding company system during the third quarter of 2002.

ITEM (6) PER EXEMPTION ORDER:

On June 19, 2002, CILCO and Ameren Corporation filed a joint application with the Illinois Commerce Commission for authority to engage in a reorganization, and to enter into various agreements in connection therewith, including agreements with affiliated interests, and for such other approvals as may be required under the Illinois Public Utilities Act to effectuate the reorganization. The filing was made in Docket No. 02-0428, and a copy is attached hereto (exhibits available upon request). Evidentiary hearings were held in this matter on October 24 and 25, 2002, in Springfield, Illinois, before an Administrative Law Judge. The docket was marked "Heard and Taken" at the conclusion of the hearings. The Applicants filed an "Applicant's Draft Proposed Order" on November 13, 2002. During the third quarter of 2002, no application has been made to nor has any order been received from the Indiana Utility Regulatory Commission that involves AES' ownership position or AES' oversight over the operations of IPL or IPALCO.

ITEM (7) PER EXEMPTION ORDER:

AES announced on April 29, 2002 an agreement with Ameren Corporation to sell 100% of AES's ownership interest in CILCORP, including the jurisdictional business and assets of CILCO. The transaction is subject to various regulatory approvals and is expected to close in the first quarter of 2003. In addition to the filing with the Illinois Commerce Commission discussed in item (6) above, on July 25, 2002, CILCO and Ameren Services Company, on behalf of the public utility company subsidiaries of Ameren Corporation, filed an application requesting authorization from the Federal Energy Regulatory Commission for Ameren Corporation to acquire CILCO through the acquisition from AES of all of the outstanding common stock of CILCORP. FERC approved the application in an order issued on November 21, 2002 in Docket No. EC02-96-000. Also, on August 2, 2002, as amended on October 28, 2002, Ameren Corporation and CILCORP filed with the SEC a Form U-1 application/declaration seeking certain approvals and exemptions under the Public Utility Holding Company Act associated with the proposed acquisition by Ameren Corporation of CILCORP. This filing was made in File No. 70-10078. The SEC issued a notice of the filing on October 25, 2002 in Holding Company Act Release No. 35-27586.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, AES has duly caused this certificate to be signed on its behalf on this 27th day of November, 2002 by the undersigned thereunto duly authorized.

                                            The AES Corporation


                                            /s/ ERIK LUCKAU
                                            ---------------------------
                                      By:   Erik Luckau
                                            Associate General Counsel

                                                            STATE OF ILLINOIS
                                                     ILLINOIS COMMERCE COMMISSION

Central Illinois Light Company,                               )
Ameren Corporation                                            )
                                                              )                           Docket No. 02-
Application for authority to engage in a                      )
reorganization, and to enter into various                     )
agreements in connection therewith, including                 )
agreements with affiliated interests, and for                 )
such other approvals as may be required                       )
under the Illinois Public Utilities Act to                    )
effectuate the reorganization.                                )


                                                       APPLICATION AND EXHIBITS


CENTRAL ILLINOIS LIGHT                                        AMEREN CORPORATION
COMPANY

Mark J. McGuire                                               Christopher W. Flynn
William L. Kuhn                                               Eacata D. Gregory
McGuireWoods LLP                                              Jones, Day, Reavis & Pogue
77 W. Wacker, Suite 4400                                      77 W. Wacker, Suite 3500
Chicago, Illinois 60601                                       Chicago, Illinois 60601
(312) 849-8100 (voice)                                        (312) 782-3939 (voice)
(312) 849-3690 (fax)                                          (312) 782-8585 (fax)
mmcguire@mcguirewoods.com                                     cflynn@jonesday.com
wkuhn@mcguirewoods.com                                        edgregory@jonesday.com

                                                              Steven R. Sullivan,
                                                              Vice President-General Counsel and Secretary
                                                              Joseph H. Raybuck
                                                              Ameren Services Company
                                                              One Ameren Plaza
                                                              1901 Chouteau Avenue
                                                              St. Louis, Missouri
                                                              (314) 554-2098 (voice)
                                                              (314) 554-2976 (voice)
                                                              (314) 554- 4014 (fax)
                                                              srsullivan@ameren.com
                                                              jraybuck@ameren.com


                            APPLICATION AND EXHIBITS
                                TABLE OF CONTENTS


                                                                                              TAB
Application                                                                                    A
Testimony of Gary L. Rainwater                                                                 B
Testimony of Warner L. Baxter                                                                  C
Testimony of Craig D. Nelson                                                                   D
Testimony of Thomas R. Voss                                                                    E
Testimony of Mark C. Birk                                                                      F
Testimony of Scott Cisel                                                                       G
Testimony of Brenda Freeman                                                                    H
Testimony of Rodney Frame                                                                      I
CILCO Corporate Affiliate Chart                                                                J
Description of Reorganization, Organizational Documents, and Other Regulatory Filings          K
Statement of Costs and Fees                                                                    L
Allocation Methods                                                                             M
Proposed Affiliate Agreements                                                                  N
         1)   General Services Agreement
         2)   Fuel Services Agreement
Identification of Transferred Assets and Information                                           O
Forecast of CILCO's Capital Requirements (Confidential)                                        P
         1)   Projected Capital Requirements
         2)   Sources of Capital
         3)   Range of Projected Capital Structure
         4)   Assumptions

I.        INTRODUCTION

         Central Illinois Light Company ("CILCO") and Ameren Corporation ("Ameren") (jointly, "Applicants") seek the Commission's approval: (i) for CILCO to engage in a reorganization (the "Reorganization"), within the meaning of
Section 7-204 of the Illinois Public Utilities Act ("IPUA"), pursuant to which CILCO will become a subsidiary of Ameren; (ii) for CILCO to enter into related agreements; and (iii) to take certain other measures as explained herein in connection with the Reorganization. Ameren is the holding company parent of two other Illinois public utilities, Central Illinois Public Service Company ("AmerenCIPS") and Union Electric Company ("AmerenUE").(1)

         Applicants seek expedited approval of this Application. This transaction is important to CILCO, its customers and its employees, all of whom are experiencing significant uncertainty pending closing of the transaction. Applicants seek to minimize the period of uncertainty, and wish to close the transaction by the end of this year. Accordingly, Applicants respectfully request an order from this Commission by October 15, 2002. An order issued by such a date, together with timely approval from the Federal Energy Regulatory Commission ("FERC"), the Securities and Exchange Commission ("SEC") and the Department of Justice/Federal Trade Commission under the Hart-Scott-Rodino Act, will permit closing by the end of this year.

         The Reorganization will bring significant benefits to CILCO and its customers. Ameren's core business is the provision of low-cost, high quality energy delivery services to retail customers here in Illinois, and nearby in Missouri. Ameren is an experienced public utility holding company, with a proven track record of integrating operations; hence, integration of CILCO into the Ameren system can be achieved without any service disruption or diminution.




-------------------
         (1) AmerenCIPS and AmerenUE are Applicants in this proceeding only to the extent required under Section 7-102 of the IPUA, as discussed in Section V.G. of this Application, infra.

Ameren is committed to assuring that CILCO provide high quality energy services after the Reorganization occurs, and that CILCO continue to improve service. Service quality enhancement is an ongoing process; it is not a one-time effort. Ameren is committed to the principle that service providers should always strive to improve their service, regardless of how good that service is.

         Moreover, the Reorganization will provide CILCO's customers with rate stability and protection against any risk that implementation of the Reorganization would cause any need for increases in rates. Under legislation recently signed into law, the Reorganization will result in a two-year extension of the electric base rate freeze for CILCO's customers. Thus, electric rates will be frozen through the end of 2006. Absent the Reorganization, under that same legislation CILCO's electric rates would be frozen only through 2004. Ameren also is committing to abstain through October 1, 2005 from any changes in gas base rates after the final order issued in response to CILCO's presently planned gas rate filing later this year. This will ensure that during this rate stabilization period customers will not be asked to pay for any costs related to the Reorganization, and that CILCO will hold the line on base rates while it implements measures to improve service.

         As will be discussed, Ameren and CILCO share a strong record of community involvement and economic development efforts. Ameren will ensure that CILCO's efforts in that regard continue undiminished. It is in the best interests of both Ameren and the communities that CILCO serves that the economic prospects of those communities be enhanced, and that the utility distribution company continue to have a strong local presence. Applicants make specific commitments in this Application intended to address concerns voiced by communities within the CILCO service territory regarding the effect on those communities of a change in control at CILCO.

         To effectuate the Reorganization, the Applicants seek the Commission's approval under Sections 7-204 and 7-204A of the IPUA, and, to the extent required, under IPUA Section 7-102. Additionally, the Applicants seek approval for CILCO's entry into two affiliated interest agreements under Section 7-101 of the IPUA, and approval under Section 5-106 for CILCO to maintain certain books and records outside of the State. Lastly, the Applicants request that the Commission approve CILCO's capitalization under Section 6-103 of the IPUA.

         The Applicants further state as follows in support of their
Application:

II.      IDENTIFICATION OF COMPANIES INVOLVED AND AFFILIATES

         CILCO. CILCO was incorporated under the laws of Illinois in 1913. CILCO's principal business is the generation, transmission, distribution and sale of electric energy in an area of approximately 3,700 square miles in central and east-central Illinois, and the purchase, distribution, transportation and sale of natural gas in an area of approximately 4,500 square miles in central and east-central Illinois. CILCO furnishes electric service to over 201,000 retail customers in 136 Illinois communities and gas service to over 204,000 customers in 128 Illinois communities. CILCO is a public utility within the meaning of Section 3-105 of the IPUA. In Docket Nos. 02-0140/02-0153 (consolidated), the Commission entered an order approving the transfer of substantially all of CILCO's generation assets to a wholly-owned, but unregulated subsidiary, Central Illinois Generation, Inc. ("CIGI"). The FERC has approved the transfer of CILCO's generation assets to CIGI. CILCO is awaiting FERC's approval of a power supply agreement between CIGI and CILCO, and a technical waiver related to certain minor transmission facilities to be owned by CIGI in order to close that transaction.

         CILCO also has a retail marketing unit that negotiates special contracts with retail load within and outside of CILCO's service territory. Under the Commission's standards of conduct, CILCO has elected to operate as a functionally separated utility ("FSU"). If the Reorganization is approved, and CILCO thereby becomes a subsidiary of Ameren, CILCO intends, pursuant to authority under legislation now awaiting the Governor's signature, to file a revised implementation plan to operate as an Integrated Distribution Company ("IDC"). The two existing Ameren utilities, AmerenCIPS and AmerenUE (jointly, the "Ameren Utilities"), have already elected to operate as IDCs. In the event that the proposed legislation is not enacted, CILCO seeks from the Commission in this docket a waiver of the Commission's standards of conduct to allow CILCO to elect to operate as an IDC after the Reorganization takes effect.

         CILCORP. CILCORP was incorporated as a holding company in the state of Illinois in 1985. CILCORP owns 100% of the common stock of CILCO. CILCORP is a wholly-owned subsidiary of The AES Corporation ("AES").

         AES. AES is a global power company whose primary lines of business are electricity generation and distribution. AES' electricity generation business consists of sales to nonaffiliated wholesale customers (generally electric utilities, regional electric companies, or wholesale commodity markets) for further resale to end-users. AES' electricity distribution business consists of direct sales to end-users such as commercial, industrial, governmental and residential customers. AES' generating assets include interests in 177 facilities totaling 59 gigawatts of capacity. AES' electricity distribution network sells over 108,000 gigawatt hours per year to over 16 million end-use customers. AES acquired 100% ownership of the common stock of CILCORP in 1999.

         Subsequent to the acquisition of CILCORP, AES acquired IPALCO Enterprises, Inc., another utility holding company. In a decision affirming AES' exempt status under the Public Utility Holding Company Act of 1935 ("PUHCA"), the SEC required AES to either divest its interest in CILCO or restructure, no later than March 27, 2003. AES elected to sell CILCORP to comply with the SEC's decision.

         AMEREN. Ameren is a Missouri corporation with its headquarters in St. Louis, Missouri. Ameren is a registered holding company under PUHCA and is the parent of two state-regulated utility subsidiaries, AmerenCIPS and AmerenUE, both of which provide electric and gas service to the public and are public utilities under Section 3-105 of the IPUA.

         AMERENCIPS. AmerenCIPS is an Illinois corporation that provides electric service to approximately 325,000 customers and gas service to about 170,000 customers, in 527 incorporated and unincorporated communities in central and southern Illinois. AmerenCIPS owns no generation, and is served presently under an agreement with Ameren Energy Marketing Company ("AEM"), an affiliate. AmerenCIPS has no retail marketing function; no AmerenCIPS employees negotiate competitive electric power supply arrangements with any retail customers, on any system. As noted above, AmerenCIPS has elected to operate as an IDC, if approved by the Commission.

         AMERENUE. AmerenUE is a Missouri corporation that provides electric service to approximately 62,000 customers and gas service to approximately 18,000 customers in Illinois, and electric service to nearly one million customers and gas service to over 100,000 customers in Missouri. AmerenUE owns 8,290 MW of electric generating capacity. AmerenUE has no Illinois retail marketing function; no AmerenUE employees negotiate competitive power supply arrangements with retail load on any system in Illinois. As noted above, AmerenUE also has elected to operate as an IDC if approved by the Commission.

         OTHER AMEREN AFFILIATES. Ameren also has several other subsidiaries, including: Ameren Services Company ("Ameren Services"), which provides services to various Ameren affiliates; Ameren Energy Generating Company ("AEG"), which owns and operates over 4330 MW of electric generating capacity, all of which is located in Illinois and Missouri; AEM, which markets power and energy at wholesale and at retail, and has responsibility for all Ameren retail marketing in Illinois; Ameren Energy ("AE"), which provides short-term energy trading services and acts as agent to AmerenUE and AEG; and Ameren Energy Fuels and Services Company ("Ameren Fuels"), which provides generation fuels, natural gas procurement, management and related services for Ameren affiliates and other entities.

III.     THE REORGANIZATION TRANSACTION

         As indicated above, AES elected to sell its interest in CILCORP in order to comply with the SEC's conditions relating to AES' acquisition of IPALCO. Ameren and AES have entered into a stock purchase agreement (the "Purchase Agreement") pursuant to which Ameren will acquire all of the outstanding common stock of CILCORP in exchange for cash and the assumption of debt held by CILCORP and its subsidiaries.

         At the closing of the transaction, CILCORP will become a wholly-owned subsidiary of Ameren. Thus, Ameren will become the indirect owner of CILCO, and CILCO will do business as AmerenCILCO. Ameren does not intend to eliminate CILCORP at the time of the Reorganization or at any time in the near future.

         Subsequent to the closing, CILCO will continue to operate as a separate company, and will not be merged into either of the two existing Ameren utilities. Ameren does not seek approval to eliminate CILCO as a company or to alter CILCO's rate areas or tariffs in any respect. Accordingly, unless and until otherwise authorized by this Commission, CILCO will maintain its own rate schedules. Applicants note, however, that while CILCO will maintain its separate corporate existence, CILCO will be integrated fully into the Ameren system, and will receive corporate support and other services from Ameren affiliates.

         Ameren also intends to maintain CILCO's headquarters in Peoria. Mr. Gary Rainwater, Chief Operating Officer of Ameren, discusses Ameren's plans for CILCO's Peoria headquarters in his testimony.

         CILCO will operate as its own control area, within the Midwest Independent System Operator ("MISO"). On May 28, 2002, AmerenCIPS and AmerenUE informed the FERC of their intent to operate within the MISO.

IV.      BENEFITS OF THE REORGANIZATION

         The Reorganization will benefit CILCO's customers and the competitive retail electric marketplace in Illinois. As noted, the Reorganization will extend CILCO's electric rate freeze for an additional two years under recently enacted legislation, and bring gas base rate stability. In addition, Ameren commits to improving CILCO's level of customer service.

         The integration of CILCO into the Ameren system will also allow CILCO, and therefore its customers, to benefit from economies of scale associated with a larger energy delivery system. Ameren expects to achieve certain synergies in the delivery of service that will allow rate stability during a period when Ameren intends to enhance CILCO's performance. The plan for stabilizing rates during this period is discussed later in this Application.

         Before the FERC, Ameren also intends to propose as a condition of acquisition approval, to implement various improvements to its transmission system that will enhance the ability of competitive providers to import electric power and energy into Illinois markets, including Peoria.

Accordingly, the Reorganization will expand retail customers' options for real choice among electric service providers.

         The Reorganization presents a unique opportunity for CILCO, its customers and the entire Ameren system. Both Ameren and CILCO eagerly await the closing of the transaction so that they can begin the work to enhance CILCO's service and achieve other opportunities for benefits that the Reorganization offers. Above all, Ameren looks forward to serving the CILCO customers, and enjoying the same strong and productive relationships that it enjoys with its existing customers throughout central and southern Illinois and Missouri. In this context, Applicants also note that Ameren strongly supports CILCO's efforts with respect to the accelerated tree trimming program and the completion of the reliability audit project. The Reorganization will not alter, limit or otherwise affect any of CILCO's obligations in this regard.

V.       COMPLIANCE WITH STATUTORY REQUIREMENTS

         A.       SECTION 7-204: REORGANIZATION APPROVAL

         As indicated above, the transaction described herein is a "reorganization" within the meaning of Section 7-204 of the IPUA. That Section states, in part, that

                  For purposes of this Section, "reorganization" means any transaction which, regardless of the means by which it is accomplished, results in a change in the . . . ownership or control of any entity which owns or controls the majority of the voting capital stock of a public utility. . . ."

220 ILCS 5/7-204.

         Section 7-204 requires that the Commission make a series of findings, each of which is addressed below.

                  1. FINDING 1: "THE PROPOSED REORGANIZATION WILL NOT DIMINISH THE UTILITY'S ABILITY TO PROVIDE ADEQUATE, RELIABLE, EFFICIENT, SAFE AND LEAST-COST PUBLIC UTILITY SERVICE."

         As indicated above, Ameren brings a strong record of customer service to this transaction. Ameren has a proven track record of high quality service that is second to none in communities much like those that CILCO serves. In this regard, Ameren notes that it has a full century of experience serving both smaller communities, such as Petersburg, Illinois, and large cities, including St. Louis. Thus, Ameren is fully qualified to oversee CILCO's provision of service to its diverse service territory. After the Reorganization occurs, Ameren is committed to seeing that CILCO improve its performance.

         As discussed in detail in the testimony of Applicants' witness Thomas Voss, Senior Vice President-Energy Delivery of Ameren Services, AmerenCIPS is the top-rated Illinois electric utility in terms of reliability and customer service, based on reports filed with the ICC. In the CILCO area, Ameren will make and follow through on the same commitment to improve customer service that it has made in its other service areas. In no regard will the quality of CILCO's service diminish, and, as discussed below, Ameren is making certain commitments to enhance service quality in the CILCO service territory.

         The Reorganization will not alter the low-cost nature of CILCO's service. To the contrary, CILCO will obtain the benefits of scale within the larger Ameren organization, which, together with other synergies, will enable Ameren to hold the line on CILCO's rates while taking steps to improve CILCO's performance.

                  2. FINDING 2: "THE PROPOSED REORGANIZATION WILL NOT RESULT IN THE UNJUSTIFIED SUBSIDIZATION OF NON-UTILITY ACTIVITIES BY THE UTILITY OR ITS CUSTOMERS."

         Ameren is a registered holding company and operates under clear and fair cost-allocation guidelines. Those guidelines are reflected in the Ameren General Services Agreement (the "Ameren GSA"), which the Commission approved in Docket No. 95-0551, and in the SEC's regulations. As explained in the testimony of Mr. Warner Baxter, Ameren's Chief Financial

Officer, CILCO will be allocated and charged costs pursuant to: (i) a separate services agreement (the "CILCO Services Agreement") that allocates and charges costs in the same manner as the Ameren GSA; and (ii) the SEC's rules. The CILCO Services Agreement and the SEC regulations will preclude any unjustified subsidization of non-utility activities.

         Moreover, as discussed below, CILCO will make the same commitment regarding the preservation of the Commission's authority to determine appropriate cost allocations that AmerenCIPS and AmerenUE made in Docket No. 95-0551.

                  3. FINDING 3: "COSTS AND FACILITIES ARE FAIRLY AND REASONABLY ALLOCATED BETWEEN UTILITY AND NON-UTILITY ACTIVITIES IN SUCH A MANNER THAT THE COMMISSION MAY IDENTIFY THOSE COSTS AND FACILITIES WHICH ARE PROPERLY INCLUDED BY THE UTILITY FOR RATEMAKING PURPOSES."

         As already explained, Ameren will allocate and charge costs in accordance with the CILCO Services Agreement, which is identical in all material respects to the Ameren GSA, which the Commission approved in Docket No. 95-0551, and in accordance with the SEC's regulations. Moreover, as discussed below, CILCO will make the same commitment regarding the preservation of the Commission's authority to determine appropriate cost allocations that AmerenCIPS and AmerenUE made in Docket No. 95-0551.

                  4. FINDING 4: "THE PROPOSED REORGANIZATION WILL NOT SIGNIFICANTLY IMPAIR THE UTILITY'S ABILITY TO RAISE NECESSARY CAPITAL ON REASONABLE TERMS OR TO MAINTAIN A REASONABLE CAPITAL STRUCTURE."

As Mr. Baxter discusses, the Reorganization should have a positive impact on CILCO's ability to raise capital on reasonable terms, because CILCO will become a subsidiary of a parent company that has a credit rating higher than that of AES. As Mr. Baxter also discusses, the Reorganization will have no adverse effect on CILCO's capital structure. To the extent that GAAP accounting for the transaction requires entries that produce any changes in CILCO's capital structure, CILCO commits that, with the Commission's authorization, it will reverse the effect of any such entries for regulatory reporting and ratemaking purposes. As such, the recognition of any goodwill in connection with the Reorganization would not have any impact on rates, or on the assessment of CILCO's rate of return on common equity under Sections 16-111(d) and 16-111(e) of the IPUA.

                  5. FINDING 5: "THE UTILITY WILL REMAIN SUBJECT TO ALL APPLICABLE LAWS, REGULATIONS, RULES, DECISIONS AND POLICIES GOVERNING THE REGULATION OF ILLINOIS PUBLIC UTILITIES."

         CILCO will remain an Illinois public utility, subject to all applicable laws and rules. In Docket No. 95-0551, AmerenCIPS and AmerenUE made certain commitments intended to assure that the Commission would not be preempted from regulating certain aspects of their businesses solely due to Ameren's status as a registered holding company under PUHCA. CILCO will make the same commitments here. CILCO's statement of those commitments accompanies the testimony of Mr. Scott Cisel, Senior Vice President of CILCO, which is found at Tab G.

                  6. FINDING 6: "THE PROPOSED REORGANIZATION IS NOT LIKELY TO HAVE A SIGNIFICANT ADVERSE EFFECT ON COMPETITION IN THOSE MARKETS OVER WHICH THE COMMISSION HAS JURISDICTION."

         In connection with their request for approval of the Reorganization at FERC, the Applicants will submit a detailed analysis of the market power implications of Ameren's acquisition of control over CILCO. That analysis, which is discussed in the testimony of Mr. Rodney Frame, an economist with The Analysis Group/Economics, shows that the Reorganization will not have an adverse effect on the competitive wholesale markets in the region.

         Further, at the retail level there is no cause for concern. As of May 1, 2002, all of CILCO's electric customers have access to alternative suppliers. Moreover, as Mr. Craig Nelson, Vice President-Corporate Planning of Ameren Services, explains in his testimony,

Ameren's affiliate, AEM, does not have significant load in CILCO's service territory, and CILCO's retail business does not have significant load in the Ameren service territories. Mr. Frame discusses additional reasons why there will be no adverse effect on retail competition.

         Additionally, Ameren will make improvements to various transmission facilities that will greatly enhance power flows in central Illinois. This will have a positive impact on the competitive wholesale and retail markets.

         As noted, Ameren seeks to operate all of its Illinois utilities as IDCs that do not market generation services. This provides additional opportunities to alternative suppliers to market in the Ameren territories.

         Moreover, it must be noted that, irrespective of whether the Reorganization occurs, the level of competitive retail activity in the Ameren and CILCO territories is and will continue to be minimal, at least for the near-term, due to the relatively low rates charged by those utilities. The Reorganization will not change that fact in any respect.

         Lastly, as Mr. Nelson also explains, there is little overlap between the Ameren and CILCO territories, meaning that there are few areas where Ameren provides electric service and CILCO provides gas service, or vice versa.

                  7. FINDING 7: "THE PROPOSED REORGANIZATION IS NOT LIKELY TO RESULT IN ANY ADVERSE RATE IMPACTS ON RETAIL CUSTOMERS."

         As Mr. Nelson explains in detail, the change in control over CILCO and the incorporation of CILCO in the Ameren system, with the resulting synergies, are expected over the long-term to reduce CILCO's cost of service, not increase it, from what it otherwise would have been. As Mr. Thomas Voss explains, subsequent to the closing of the transaction, various steps will be taken to improve CILCO's service. Notwithstanding these steps (which will not be caused by the Reorganization), there will be no change in rates charged to customers during the rate stabilization period for electric and gas service proposed herein by Applicants. As discussed in Section V.B., under the new legislation, if Ameren's acquisition of CILCORP closes, CILCO's electric rates are frozen by statute through December 31, 2006; gas base rates will be based on the pre-closing cost of service for at least the next 3 years. Accordingly, there is no significant risk of any adverse rate impacts.

         B.       RATE STABILIZATION PLAN

         Section 7-204 provides that the Commission may not approve a reorganization without ruling on: (i) the allocation of any savings resulting from the proposed reorganization; and (ii) whether the companies should be allowed to recover any costs incurred in accomplishing the proposed reorganization and, if so, the amount of costs eligible for recovery and how the costs will be allocated.

         CILCO and Ameren recognize that the issues surrounding the identification and sharing of savings and the recovery of the costs to achieve those savings are often highly contentious. Even where there is agreement that implementation costs should be recovered and that net savings should be shared, there remains the difficult task of identifying savings produced by a particular reorganization or business combination. As each year passes, the task of identifying the level of avoided costs attributable to a particular transaction becomes increasingly complex.

         The task would be even more difficult here where Ameren intends to undertake projects and implement means to improve CILCO's services. These steps will produce changes in the cost of service that would need to be segregated from changes produced by synergies.

                  Accordingly, the Applicants propose, in lieu of any sharing plan or cost recovery proposal, to submit a rate plan that is fair, straightforward, simple, and avoids the need for complex and contentious estimates of transaction savings. Applicants propose the use of a rate stabilization period -- a period of time during which rates remain in effect based on the pre-closing cost of service. Electric rates are already frozen by statute; gas rates are not. Applicants' proposal is intended to protect customers from any unanticipated acquisition-induced changes in the level of gas base rates related to the Reorganization and Ameren's initial efforts to improve CILCO's service.

         Under the proposal, electric rates will remain frozen under the provisions of Section 16-111 of the IPUA. The proposal also provides that CILCO will not seek any adjustment in gas base rates that would become effective prior to the conclusion of the rate stabilization period, October 1, 2005. CILCO intends to file a gas base rate case prior to the closing of the transaction that will be based on a pre-closing test year that will not reflect Reorganization-related adjustments. CILCO commits, as a condition of Reorganization approval, that it will not propose any additional changes in gas base rates that will become effective prior to October 1, 2005.

         Changes in rates effective after the rate stabilization period will reflect the then-actual cost of service, including the effect of all applicable synergies. CILCO will not seek to retain any portion of the synergies in any future electric or gas rate filing.(2) Moreover, nothing in Applicants' rate stabilization plan would limit the Commission's authority to investigate gas base rates under Section 9-250 of the IPUA. (The Commission's authority to investigate electric rates is already limited under Section 16-111 of the IPUA; Applicants do not propose any further limitation.)

         The proposal has several benefits. There is no need under this proposal to calculate savings, and there is no risk that ratepayers would be "sharing" savings that never materialize.


--------------------
         (2) Applicants do not intend to suggest that, upon expiration of the rate stabilization periods, AmerenCILCO will never propose an alternative regulation plan or other general incentive ratemaking proposal.

There is no need for the Commission to track savings, or engage in a complex review of whether and how savings were achieved.

         Significantly for customers, the proposal ensures that there can be no adverse rate impact from the Reorganization. If transition costs exceed expectations, or if synergies fail to materialize on the schedule foreseen by the Applicants, customers will not be harmed.

         Applicants note that the rate stabilization period plan will not create any windfall for Applicants. As Mr. Nelson explains in his testimony, the Reorganization promises to produce for CILCO's regulated operations pre-tax net cost reductions ranging from $0.5 to $3.2 million per year; this range reflects neither the transaction costs nor transition expenses associated with the Reorganization, which in the aggregate are expected to be approximately $39 million.

         C.       SUBMISSION OF REQUIRED DATA

         Section 7-204A(a) requires the submission of certain data in connection with any application under Section 7-204. The required data is provided herewith at Tabs J through P, and is sponsored by Mr. Cisel and Ms. Brenda Freeman, Investment Manager on CILCO's Finance and Administration Team.

         D.       APPROVAL OF AFFILIATED INTEREST AGREEMENTS

         Sections 7-101 and 7-204A(b) require the approval of two affiliated interest agreements.

                  1.       CILCO SERVICES AGREEMENT

         In Docket No. 95-0551, in connection with the formation of Ameren as the parent to AmerenUE and AmerenCIPS, the Commission approved the entry of those two utilities into the Ameren GSA with Ameren Services. CILCO proposes to enter into, and become a party to the CILCO Services Agreement with Ameren Services. (A copy of the CILCO Services Agreement is attached at Tab N.)


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                  The use of a new service agreement is appropriate for several reasons. First, as mentioned above, it is identical to the Ameren GSA in all material respects. This means that all allocations within the Ameren system will be made pursuant to the same set of methodologies. Second, the Ameren GSA remains reasonable, and continues to govern transactions among existing Ameren affiliates. Accordingly, the Commission should approve the CILCO Services Agreement. Further, under Section 16-111 of the IPUA and Applicants' rate stabilization period proposal, rates will continue at pre-closing levels for some time after closing. Hence, there is no immediate need for the Commission to alter allocations of costs or the basis for affiliate charges.

                  The Commission has approved a service agreement for CILCO and CIGI to provide services to one another. That service agreement will remain in effect to the extent not inconsistent with the CILCO Services Agreement.

                  2.       FUEL SERVICES AGREEMENT

                  AmerenCIPS and AmerenUE are parties to a fuel services agreement ("FSA") with Ameren Fuels. Under the FSA, Ameren Fuels provides fuel procurement and fuel management services to AmerenCIPS and to AmerenUE. AmerenCIPS and AmerenUE filed the FSA with the Commission for its approval in Docket No. 00-0757. In that docket, the Ameren Utilities indicated that they would benefit from the FSA because, among other reasons, Ameren Fuels would be purchasing larger volumes of gas and other energy related commodities on their behalf. This would allow Ameren Fuels to have a greater presence in applicable fuels markets, and an enhanced negotiating position in such markets. In response, the Commission approved the FSA as being reasonable. (Order issued March 7, 2001)

         CILCO intends to enter into a fuel services agreement with Ameren Fuels which is identical in all material respects to the FSA. This will allow CILCO to achieve the same kind of fuel procurement and fuel management benefits which Ameren Fuels provides to AmerenCIPS and AmerenUE. Accordingly, the Commission should approve the fuel services agreement between CILCO and Ameren Fuels. (A copy of the CILCO Fuel Services Agreement is attached at Tab N.)

         E.       BOOKS AND RECORDS

         Ameren intends to maintain a substantial portion of CILCO's books and records at CILCO's headquarters in Peoria. However, certain records
-- particularly those relating to services provided by an affiliated service company, such as Ameren Services or Ameren Fuels -- may be maintained at Ameren's headquarters in St. Louis. Accordingly, CILCO seeks approval under
Section 5-106 of the IPUA to maintain its books and records outside of this State. CILCO acknowledges that it shall be liable for, and upon proper invoice from the Commission shall promptly reimburse the Commission for, the reasonable costs and expenses associated with the audit or inspection of any books, accounts, papers, records and memoranda kept outside the State, all as required under Section 5-106 of the IPUA. 220 ILCS 5/5-106.

         F.       COMMITMENTS TO SERVICE AREA COMMUNITIES

         Applicants have engaged in discussions with representatives of many of the communities served by CILCO. Through their representatives, those communities have sought assurances that CILCO will remain steadfast in its commitment to the communities, in terms of service quality, employment levels and charitable and economic development efforts. To allay those concerns, and consistent with CILCO's role as a responsible service provider, Applicants make the following commitments.

         o CILCO will maintain its headquarters at 300 Liberty Street in Peoria for at least five years after the transaction closes.

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

         o CILCO and its affiliates will continue to employ a minimum of 800 full-time employees within the CILCO service area at least through 2005. CILCO will continue to honor all existing contracts with bargaining unit employees and maintain compensation programs and benefits at, or possibly above, current levels. Ameren expects that existing benefit plans will either remain in place or be integrated into Ameren's plans at a later date.

         o CILCO and affiliates will maintain a management presence in the Peoria region by having two vice presidents (or higher level business leaders) work out of the Peoria region. Ameren expects that these officers will maintain their residences in the Peoria metropolitan area.

         o Ameren will increase CILCO's annual commitment to $1 million for charitable and civic donations, economic development and community events throughout the CILCO service territory.

         o As part of the $1 million annual commitment, Ameren will budget in excess of $100,000 annually for ongoing support to local and regional economic development organizations, economic development marketing and community programs.

         o Ameren will dedicate one full-time person, based in Peoria, to economic development activities.

         o Ameren intends to install highly sophisticated outage analysis tools to be used to improve CILCO's outage performance and response times. Ameren has pledged to provide strong gas system reliability and quality assurance by instituting its Gas Code

                                      -18-
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                  Compliance System and to enhance systems intended to
                  streamline call handling and accelerate response to customer calls.

         o Lastly, under the rate proposal described above, which Applicants propose be a condition of approval, electric and gas base rates would remain at pre-Reorganization levels for several years after closing, thereby insulating customers from any prospect of adverse rate effects. In this regard, under recently enacted revisions to Section 16-111 of the IPUA, if Ameren acquires CILCORP, the electric freeze will terminate two years later for CILCO than it otherwise would terminate.

         Applicants believe that these commitments are reasonable.

         G.       SECTION 7-102

         Section 7-102 of the IPUA requires the Commission's approval whenever a "public utility may by any means, direct or indirect, merge or consolidate its franchises, license, permits, plants, equipment, business or other property with that of any other public utility." 220 ILCS 5/7-102. Applicants do not believe the Reorganization constitutes a direct or indirect merger or consolidation of two utilities' businesses or property. Rather, the Reorganization is a change in control transaction over which the Commission plainly has jurisdiction under Sections 7-204 and 7-204A.

         Nevertheless, to the extent that the Commission determines that the Reorganization is also subject to the approval requirements of Section 7-102, Applicants seek approval pursuant that Section. In this regard, Applicants must demonstrate that the approval should reasonably be granted and that the public should be convenienced thereby. For all the reasons discussed above, Applicants believe that the transaction is reasonable and in the public interest and should be approved.


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         H.       SECTION 6-103

         Section 6-103 of the IPUA provides, in relevant part, as follows:

                  In any reorganization of a public utility, resulting from forced sale, or in any other manner, the amount of capitalization, including therein all stocks and stock certificates and bonds, notes and other evidences of indebtedness, shall be such as is authorized by the Commission, which in making its determination, shall not exceed the fair value of the property involved.

         As Mr. Baxter explains, at closing, consistent with purchase accounting, CILCO's assets will be stated at fair value. Applicants do not believe that this action will produce any change in the level of CILCO's capitalization. However, to the extent that it does, Applicants pledge to reverse the effects on CILCO's capitalization of any such change for regulatory reporting and ratemaking purposes. Accordingly, the Commission should authorize CILCO's capitalization, which Applicants are willing to accept subject to the condition that, in the event that GAAP requires CILCO or its affiliates to make accounting entries that produce an effect on CILCO's capitalization, CILCO will reverse the effect of any such entries for regulatory reporting and ratemaking purposes.

         WHEREFORE, for all the reasons discussed herein, Applicants respectfully request the Commission to issue an order approving the Reorganization and granting all such other relief as requested herein to effectuate the Reorganization.

                                                Respectfully submitted,

CENTRAL ILLINOIS LIGHT COMPANY              AMEREN CORPORATION


By:___________________________              By:_____________________________
One of its attorneys                        One of its attorneys


Mark J. McGuire                             Christopher W. Flynn
William L. Kuhn                             Eacata D. Gregory
McGuireWoods LLP                            Jones, Day, Reavis & Pogue



                                      -20-
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
                                                             STATE OF ILLINOIS
                                                       ILLINOIS COMMERCE COMMISSION
Central Illinois Light Company and                                     )
Ameren Corporation                                                     )
                                                                       )                 Docket No. 02-
Application for authority to engage in a                               )
reorganization, and to enter into various                              )
agreements in connection therewith, including                          )
agreements with affiliated interests, and for                          )
such other approvals as may be required                                )
under the Illinois Public Utilities Act to                             )
effectuate the reorganization.                                         )

                                                                    APPLICATION

CENTRAL ILLINOIS LIGHT                                                 AMEREN CORPORATION
COMPANY
Mark J. McGuire                                                        Christopher W. Flynn
William L. Kuhn                                                        Eacata D. Gregory
McGuireWoods LLP                                                       Jones, Day, Reavis & Pogue
77 W. Wacker, Suite 4400                                               77 W. Wacker, Suite 3500
Chicago, Illinois 60601                                                Chicago, Illinois 60601
(312) 849-8100 (voice)                                                 (312) 782-3939 (voice)
(312) 849-3690 (fax)                                                   (312) 782-8585 (fax)
mmcguire@mcguirewoods.com                                              cflynn@jonesday.com
wkuhn@mcguirewoods.com                                                 edgregory@jonesday.com

                                                                       Steven R. Sullivan,
                                                                       Vice President-General Counsel and Secretary
                                                                       Joseph H. Raybuck
                                                                       Associate General Counsel
                                                                       Ameren Services Company
                                                                       One Ameren Plaza
                                                                       1901 Chouteau Avenue
                                                                       St. Louis, Missouri
                                                                       (314) 554-2098 (voice)
                                                                       (314) 554-2976 (voice)
June 19, 2002                                                          (314) 554- 4014 (fax)
                                                                       srsullivan@ameren.com
                                                                       jraybuck@ameren.com


                                          TABLE OF CONTENTS


I.     Introduction..........................................................................................................1
II.    Significant Parties to the Reorganization.............................................................................3
III.   The Reorganization Transaction........................................................................................6
IV.    Benefits of the Reorganization........................................................................................7
V.     Compliance  with Statutory Requirements...............................................................................8
   A. Section 7-204: Reorganization Approval.................................................................................8

      1. Finding 1: "The proposed  reorganization  will not diminish the utility's ability to provide adequate,  reliable, efficient, safe and least-cost public utility service."................................................................8

      2. Finding 2: "The proposed reorganization will not result in the unjustified subsidization of non-utility activities by the utility or its customers."...........................................................................9

      3. Finding 3: "Costs and facilities are fairly and reasonably  allocated  between utility and non-utility  activities in such a manner that the Commission may identify those costs and facilities which are properly included by the utility for ratemaking purposes.".....................................................................................10

      4. Finding 4: "The proposed reorganization will not significantly impair the utility's ability to raise necessary capital on reasonable terms or to maintain a reasonable capital structure."...........................................10

      5. Finding 5: "The utility will remain subject to all applicable laws, regulations, rules, decisions and policies governing the regulation of Illinois public utilities."...............................................................11

      6. Finding 6: "The proposed reorganization is not likely to have a significant adverse effect on competition in those markets over which the Commission has jurisdiction."............................................................11

      7. Finding 7: "The proposed reorganization is not likely to result in any adverse rate impacts on retail customers."...........................................................................................................12

   B. Rate Stabilization Plan...............................................................................................13

   C. Submission of Required Data...........................................................................................15

   D. Approval of Affiliated Interest Agreements............................................................................15

      1. General Services Agreement.........................................................................................15



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

      2. Fuel Services Agreement............................................................................................16

   E. Books and Records.....................................................................................................17

   F. Commitments to Service Area  Communities..............................................................................17

   G. Section 7-102.........................................................................................................19

   H. Section 6-103.........................................................................................................19












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